LATHAM&WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

FIRM / AFFILIATE OFFICES

Boston	New Jersey
Brussels	New York
Chicago	Northern Virginia
Frankfurt	Orange County
Hamburg	Paris
Hong Kong	San Diego
London	San Francisco
Los Angeles	Silicon Valley
Milan	Singapore
Moscow	Tokyo
	Washington, D.C.

22 December 2004

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America

File No. 082-34770





05005028

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release dated December 15, 2004 titled *Yara contracts ammonia carriers on long-term charter*.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

Enclosure

LATHAM & WATKINS

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

FIRM / AFFILIATE OFFICES
Boston
Brussels
Chicago
Frankfurt
Hamburg
Hong Kong
London
Los Angeles
Milan
Moscow
New Jersey
New York
Northern Virginia
Orange County
Paris
San Diego
San Francisco
Silicon Valley
Singapore
Tokyo
Washington, D.C.

File No. 082-34770

22 December 2004

VIA MESSENGER

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549
United States of America

Ladies and Gentlemen:

Re: **Yara International ASA - Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

On behalf of Yara International ASA and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith for filing please find a press release dated December 15, 2004 titled *Yara contracts ammonia carriers on long-term charter*.

Feel free to call me with any questions on +44 207 710-1188.

Kindly acknowledge receipt of this letter by stamping the enclosed copy letter and returning it to our courier

Yours sincerely,

Tom Murphy
LATHAM & WATKINS

Enclosure

99 Bishopsgate
London EC2M 3XF
United Kingdom
Tel: +44(0)20-7710-1000 Fax: +44(0)20-7374-4460
www.lw.com

LATHAM&WATKINS

File No. 040006-0000

22 December 2004

VIA FEDEX

Amy Keller
Corporate Paralegal
Latham & Watkins
555 eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
United States of America

Dear Amy:

Re: Yara International filing

Enclosed please find a package which contains a 12g3-2(b) filing required to be made with the SEC by Yara International ASA ("Yara").

The package contains a copy letter which needs to be stamped by the SEC upon filing. Please fax a copy of the acknowledgement to my attention and send the original via the pouch at your earliest convenience.

As always, we appreciate your assistance in handling these filings for us. Feel free to call me on +44 207 710 1016 with any questions. Please note that the client/matter number for Yara is 040006-0000.

Yours sincerely,



Rakhi Mehta
Senior Paralegal
of LATHAM & WATKINS

Enclosure

LO\213907.1



Yara contracts ammonia carriers on long-term charter

Oslo (2004-12-15): Yara has contracted two new LPG/ammonia vessels, which will be owned by K-Line, to be delivered in the second half of 2007. The two vessels will be built by Daewoo Shipbuilding & Marine Engineering Co of South Korea.

Yara has entered into long-term time charters for two 38,000 cubic meters, fully refrigerated ammonia/LPG carriers. Yara will be responsible for the commercial operation of the vessels, while K-line will own the vessels and be responsible for the technical and crewing management.

"These contracts will further strengthen Yara's role as the global leader in ammonia trade and shipping. They will give Yara necessary increased shipping capacity at a predictable and attractive cost level. For K-Line the contracts will ensure a stable return on investment and a strengthened position in the ammonia segment," says Sven Ombudstvedt, Senior Vice President of Yara Upstream.

Both companies are confident to see their position strengthened within ammonia shipping as a result of the steadily growing demand for ammonia as a base product for fertilizer and industrial applications.

Contact

Egil Hogna, Investor Relations
Telephone (+47) 24 15 71 66
Cellular (+47) 90 187 865
E-mail **egil.hogna@yara.com**

Arne Cartridge, Media Relations
Telephone (+47) 24 15 73 01
Cellular (+47) 47 900 900
E-mail **arne.cartridge@yara.com**

Yara International ASA is the world's leading supplier of mineral fertilizers with particular strength in nitrogen based fertilizers. Yara has a local presence in 50 countries worldwide. Yara sells more than 20 million tonnes of mineral fertilizers in more than 120 countries. Yara offers fertilizers meeting the nutrient needs of local crops supported by agronomic advice to make farming more profitable and agriculture more sustainable. Yara has a strong position in industrial markets in Europe as a supplier of nitrogen based chemicals and is the leading supplier of liquid CO2.

K-Line (Kawasaki Kisen Kaisha, Ltd.) is one of the leading shipping companies in the world. With it's fleet of about 300 ocean-going vessels, K-Line's logistical services meet a variety of customer needs by integrating regional logistics handling capabilities throughout the world. K-Line's shipping services contains Containership/Terminal, Bulk Carrier, Car Carrier and Energy Resource Transportation including LNG, LPG, and Oil tankers.